UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

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SEC FILE NUMBER
001-08402

CUSIP NUMBER
463664508

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D
☐ Form N-SAR            ☐ Form N-CSR

For Period Ended:                March 30, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION
     Irvine Sensors Corporation

Full Name of Registrant
     N/A

Former Name if Applicable
     3001 Red Hill Avenue

Address of Principal Executive Office (Street and Number)
     Costa Mesa, California 92626

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period.
Persons who are to respond to the collection of information contained in
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(Attach Extra Sheets if Needed)
     Irvine Sensors Corporation (the “Company”) is unable to file its Form 10-Q for the quarterly period ended March 30, 2008 (the “Form 10-Q”) within the prescribed period without unreasonable effort or expense. In April 2008, the Company consummated an exchange of a portion of the Company’s debt for the sale and issuance of shares of a newly created cumulative convertible preferred stock. The Company is required to provide appropriate disclosure of this transaction as a subsequent event in the Form 10-Q in order to demonstrate its compliance with Nasdaq Marketplace Rule 4310(c)(3)(A). The Company and its auditors are completing their review of this proposed disclosure, which has necessitated the additional time to Form 10-Q. The Company intends to file the Form 10-Q as soon as possible, but in any event plans to file no later than May 19, 2008.
Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995
     All statements included in this notification of late filing, other than statements or characterizations of historical fact, are forward-looking statements. These forward-looking statements are based on the Company’s current expectations, estimates and projections about the Company, management’s beliefs, and certain assumptions made by the Company, and events beyond the Company’s control, all of which are subject to change. Such forward-looking statements include, but are not limited to, statements relating to the Company’s financial statements and its ability to timely file its Form 10-Q within the time period specified above. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “likely,” “potential,” “continue,” “ongoing,” similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results or the commitments made by the Company herein, and they are subject to risks, uncertainties and assumptions that could cause the Company’s actual results to differ materially and adversely from those expressed in any forward-looking statement. The risks and uncertainties referred to above include, but are not limited to, the timing and resources of the Company’s independent auditors and its internal accounting staff, the Securities and Exchange Commission’s possible review of the Company’s periodic reports, any unanticipated accounting charges or ambiguous accounting literature and such other factors described in the Company’s filings with the Securities and Exchange Commission, including “Risk Factors” in the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2007 and in the Company’s other subsequent Form 10-Q and Form 8-K filings. The forward-looking statements in this notification speak only as of the date they are made. The Company undertakes no obligation to revise or update publicly any forward-looking statement for any reason.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

John J. Stuart, Jr.	714	549-8211

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).	☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?	☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation provided in response to Part IV(3):

Total revenues for the current fiscal year quarterly period were approximately $11.1 million, up from approximately $8.0 million in the comparable quarterly period of the last fiscal year. Net loss for the current fiscal year quarterly period is expected to decrease to approximately $3.5 million from approximately $5.0 million in the comparable quarterly period of the last fiscal year.

Irvine Sensors Corporation

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date May 14, 2008	By /s/ John J. Stuart, Jr.
	Name:	John J. Stuart, Jr.
	Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
GENERAL INSTRUCTIONS
1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.	Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this Chapter).